Exhibit A-1

CLECO CORPORATION
Income Statement - Consolidating
Year-to-Date
As of December 31, 2003
(Unaudited)

	#	Cleco Corporation	Cleco Support Group LLC	Cleco Power LLC	Cleco Midstream Consolidated	Cleco Innovations Consolidated	CLE Resources Inc	Eliminations	Cleco Corporation Consolidated
Operating revenue									
Electric operations		$ -	$ -	$ 676,001,940	$ -	$ -	$ -	$ -	**$ 676,001,940**
Tolling operations		-	-	-	98,726,141	-	-	-	**98,726,141**
Energy trading, net		-	-	625,784	(2,764,401)	-	-	1,283,228	**(855,389)**
Energy operations		-	-	-	71,639,522	-	-	-	**71,639,522**
Other operations		10	136,938	30,013,527	711,532	105,237	-	(280,493)	**30,686,751**
Intercompany revenue		-	40,052,663	2,209,005	204,704	-	-	(42,466,372)	**-**
Gross operating revenue		10	40,189,601	708,850,256	168,517,498	105,237	-	(41,463,637)	**876,198,965**
Electric customer credits		-	-	(1,561,938)	-	-	-	-	**(1,561,938)**
Total operating revenue		10	40,189,601	707,288,318	168,517,498	105,237	-	(41,463,637)	**874,637,027**
Operating expenses									
Fuel used for electric generation		-	-	163,869,483	-	-	-	(100,091)	**163,769,392**
Power purchased for utility customers		-	-	230,691,464	-	-	-	1,180,635	**231,872,099**
Purchases for energy operations		-	41,149	-	66,844,785	-	-	(17,049)	**66,868,885**
Other operations		4,589,927	30,562,305	62,742,226	36,216,946	101,997	27,200	(36,294,291)	**97,946,310**
Maintenance		521	6,111,356	44,542,108	15,746,247	2,533	4	(5,909,366)	**60,493,403**
Depreciation		-	1,066,644	54,084,087	22,399,492	-	-	-	**77,550,223**
Restructuring charge		-	(136,178)	(315,706)	(409,064)	-	-	103,787	**(757,161)**
Impairment of long-lived assets		-	-	-	156,249,750	-	-	-	**156,249,750**
Taxes other than income taxes		334,007	1,491,427	37,062,117	513,277	6,418	162	(122,831)	**39,284,577**
Total operating expenses		4,924,455	39,136,703	592,675,779	297,561,433	110,948	27,366	(41,159,206)	**893,277,478**
Operating income		(4,924,445)	1,052,898	114,612,539	(129,043,935)	(5,711)	(27,366)	(304,431)	**(18,640,451)**
Interest income		14,561,650	-	1,335,393	632,967	-	989	(14,151,090)	**2,379,909**
Allowance for other funds used during construction		-	-	2,740,551	-	-	-	-	**2,740,551**
Equity income from investees		-	-	-	31,631,464	-	-	-	**31,631,464**
Other income		-	186	4,714,276	(35,079)	(257,839)	-	(768,652)	**3,652,892**
Other expenses		445,222	698,230	7,774,935	897,454	172,494	-	(764,254)	**9,224,081**
Income before interest charges		9,191,983	354,854	115,627,824	(97,712,037)	(436,044)	(26,377)	(14,459,919)	**12,540,284**
Interest charges									
Interest on debt and other, net of capitalized		16,133,610	145,523	28,060,561	38,731,129	21,953	-	(14,250,550)	**68,842,226**
Amortization of debt discount, premium and expense, net		1,211,585	3,680	1,526,067	677,181	39	-	(3,719)	**3,414,833**
Allowance for borrowed funds		-	-	(812,832)	-	-	-	-	**(812,832)**
Total interest charges		17,345,195	149,203	28,773,796	39,408,310	21,992	-	(14,254,269)	**71,444,227**
Net income from continuing operations before income taxes and preferred dividends		(8,153,212)	205,651	86,854,028	(137,120,347)	(458,036)	(26,377)	(205,650)	**(58,903,943)**
Federal and state income taxes		(2,938,330)	205,651	29,846,181	(51,807,111)	(175,262)	1,100,168	(205,651)	**(23,974,354)**
Net income from continuing operations		(5,214,882)	-	57,007,847	(85,313,236)	(282,774)	(1,126,545)	1	**(34,929,589)**
Discontinued operations									
(Gain) Loss on disposal of segment, net of income taxes		3,420,045	-	-	-	(3,420,045)	-	-	**-**
Total discontinued operations		3,420,045	-	-	-	(3,420,045)	-	-	**-**
Net income before preferred dividends		(8,634,927)	-	57,007,847	(85,313,236)	3,137,271	(1,126,545)	1	**(34,929,589)**
Preferred dividend requirements, net		1,860,596	-	-	-	-	-	-	**1,860,596**
Net income applicable to common stock		$ (10,495,523)	$ -	$ 57,007,847	$ (85,313,236)	$ 3,137,271	$ (1,126,545)	$ 1	**$ (36,790,185)**